Testament Series
Sponsored · 🌐   ···   ✕

From the studio that brought you "The Chosen" comes a modern-day retelling of the Book of Acts.

Learn more at angel.com/testament

****

Legal Disclaimer: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



By order of the Temple Guard!

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👍❤️😮 Sarah ...   589 comments   1.9K shares

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 **Testament Series**
Sponsored ·    ...   ✕

GAUGING INTEREST. We are creating a multi-season TV series called *Testament* and the plan is to partner with Angel Studios for distribution, the same studio that brought you The Chosen.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the series if we launched a crowdfunding investment.

Check out the short video and the potential investment opportunity at angel.com/testament

****

Legal Disclaimer: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



Uh...that doesn't look like

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Testament   Learn more

👍❤️😆 Julie Orr ...   64 comments   193 shares

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Testament Series
Sponsored · 🌐

··· ✕

From the studio that brought you "The Chosen" comes a modern-day retelling of the Book of Acts.

Learn more at angel.com/testament

****

Legal Disclaimer: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



Reimagining the Book of Acts in a world

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Express Interest in
Testament

Learn more

👍❤️😮 Karen B...   188 comments   683 shares

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 **Testament Series**
Sponsored · 🌐

From the studio that brought you "The Chosen"
comes a modern-day retelling of the Book of
Acts.
                                      ...See more



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**Get Notified if the
Investment Goes Live**   **Learn more**

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 **Testament Series**
Sponsored ·

···   ✕

"This show is a must-watch; not only is it Spirit infused, but the series will have as much impact as The Chosen..."

Learn more at angel.com/testament

****

Legal Disclaimer: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



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Get Notified if the Investment Goes Live

Learn more

 Like    Comment    Share

 **Testament Series**
Sponsored · 🌐

"So refreshing to watch a faith-based biblical narrative that is so well made and intentional."

Learn more at angel.com/testament

****
Legal Disclaimer: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



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Get Notified if the
Investment Goes Live   Learn more

 Like    Comment    Share

 **Testament Series**
Sponsored · 🌐

What if the events of the Book of Acts took place in our day?

Learn more at angel.com/testament

****

Legal Disclaimer: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



invest.angel.com
Get Notified if the Investment Goes Live   Learn more

 Like    Comment    Share

 **Testament Series**
Sponsored · 🌐   ···   ✕

What if your faith meant always being on the run?

Learn more at angel.com/testament

****

Legal Disclaimer: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



invest.angel.com
Get Notified if the Investment Goes Live   Learn more

👍 Like   💬 Comment   ↪ Share

 **Testament Series**
Sponsored ·

GAUGING INTEREST in an investment opportunity. We are creating a multi-season TV series called "Testament" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the series "Testament" if we launched a crowdfunding investment.

Check out the short video for "Testament" and the potential investment opportunity at angel.com/testament

****

Legal Disclaimer: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



invest.angel.com
Get Notified if the Investment Goes Live   Learn more

 Like    Comment    Share